Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA
TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2004 MAY -7 A 9:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024991

LETTER FOR MAINTENANCE OF EXEMPTION

7 May 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 4

PROCESSED
MAY 11 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the acquisition of an additional 15% equity in Port Dickson Power Berhad and an additional 20% equity in JanaUrus PDP Sdn Bhd, released on 7 May 2004; and

2. Public announcement in relation to the acquisition of the Jardine Cycle & Carriage Limited Group's automotive and truck businesses in New Zealand, released on 7 May 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

VADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 07-05-2004 05:11:00 PM

Reference No SD-040506-47446

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SIME DARBY BERHAD**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Acquisition of an additional 15% equity in Port Dickson Power Berhad and an additional 20% equity in JanaUrus PDP Sdn Bhd

* **Contents :-**

Further to the announcements dated 26 December 2003 and 25 February 2004 respectively, Sime Darby Berhad ("Sime Darby") wishes to announce that the Foreign Investment Committee ("FIC") has, vide its letter dated 29 April 2004 which was received on 6 May 2004, approved the acquisition of the following instruments by Sime Darby from Tenaga Nasional Berhad ("TNB"):

(i) 22,500 ordinary shares of RM1.00 each in Port Dickson Power Berhad ("PDP") out of the 30,000 ordinary shares held by TNB;

(ii) 22,500 redeemable preference shares of RM1.00 each ("RPS") in PDP out of the 30,000 RPS held by TNB;

(iii) 22,455,000 subordinated unconvertible redeemable unsecured loan stocks with a nominal value of RM1.00 per stock unit ("Loan Stocks") issued by PDP out of the 29,940,000 Loan Stocks registered in the name of TNB; and

(iv) all of the 20,000 ordinary shares of RM1.00 each in JanaUrus PDP Sdn Bhd held by TNB;

(collectively referred to as the "Acquisition") for a total cash consideration of RM105.5 million.

The approval of the FIC is subject to the condition that the Acquisition is approved by the Energy Section of the Economic Planning Unit of the Prime Minister's Department.

This announcement is dated 7 May 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

FILE NO. 82-4968

Form Version 2.0
General Announcement
Submitted by S DARBY on 07-05-2004 05:10:53 PM
Reference No SD-040421-E1964

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Acquisition of the Jardine Cycle & Carriage Limited Group's automotive and truck businesses in New Zealand

* **Contents :-**

1. Introduction

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly- owned subsidiary, Sime Singapore Limited ("SSL"), had on 7 May 2004, entered into agreements with Jardine Cycle & Carriage Limited ("JC&C") for the acquisition by SSL, through its subsidiary, Sime Darby Motor Group (NZ) Limited, of the entire issued and paid- up share capital of the following wholly-owned subsidiaries ("the Companies") of JC&C, all of which are incorporated in New Zealand ("the Acquisition"):

i. Truck Investments Limited ("TIL") and its following subsidiaries (collectively referred to as the "TIL Group"):
   a. Motor Truck Distributors (NZ) Limited
   b. Hino Distributors NZ Limited
   c. Truck Stops (NZ) Limited
   d. ERF Man and Western Star (NZ) Limited
   e. Palmerston North Motors Wholesale Limited
ii. UD Truck Distributors (NZ) Limited ("UDTD")
iii. Cycle & Carriage (City) Limited ("CCC")
iv. Cycle & Carriage (Pakuranga) Limited ("CCP")
v. Cycle & Carriage (North Shore) Limited ("CCNS")

2. Background Information on the Companies

The TIL Group is the largest independent distributor of heavy vehicles in New Zealand, distributing Hino, Renault and Mack vehicles. It has the only nationwide parts and service network for trucks and commercial vehicles in New Zealand.

UDTD, CCC, CCP and CCNS operate the Nissan diesel heavy trucks and Kia vehicles distributorships and the Nissan, Mitsubishi, Kia and Suzuki vehicles dealerships.

3. Consideration

The consideration for the Acquisition is around NZ$85.4 million or approximately RM204.1 million,

arrived at on a commercial arms length basis. The consideration is subject to adjustment after completion, based on the net asset value of the Companies at the month end closest to the completion date.

The Acquisition will be financed by funds from within the Sime Darby Group or by bank borrowings.

4. Rationale of the Acquisition

Sime Darby has been actively seeking to expand its portfolio of motor distributorships in the region. The Acquisition offers the Sime Darby Group the opportunity to add to its existing motor business in New Zealand and establish itself as a principal player in the New Zealand motor market. In addition, it will allow the Group to acquire the know-how and experience in the truck business which can be used for further expansion in a similar line of business in other countries in which the Group operates.

5. Approvals required

The Acquisition is conditional upon, amongst others, the approval from the New Zealand Overseas Investment Commission.

6. Effects on Earnings Per Share and Net Tangible Assets of Sime Darby

The Acquisition is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30 June 2004.

7. Interests of Directors and Substantial Shareholders

None of the Directors or substantial shareholders of Sime Darby or persons connected to them have any interests, direct or indirect, in the Acquisition.

8. Directors' opinion

The Directors of Sime Darby, having considered all relevant facts, are of the opinion that the Acquisition is fair and reasonable and is in the best interests of Sime Darby and its shareholders.

This announcement is dated 7 May 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2004 MAY -7 A 8:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

6 May 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 5

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose a copy of each of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcements in relation to the disclosure of dealings in the ordinary shares of Sime Darby Berhad ("SDB") and Hyundai-Berjaya Corporation Berhad ("HBCorp") by SDB and/or Space Tracks Sdn Bhd ("STSB"), persons acting in concert with SDB and/or STSB and/or persons connected to them pursuant to the Malaysian Code on Take Overs and Mergers, 1998 - released on 27 April and 5 May 2004 respectively.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

NIZmon/ADR

File No. 82-4968

Form Version 2.0
General Announcement
Reference No MM-040427-36483

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Foong Yein Fun/Lin Shueh Fen**
* Designation	:	**Director, CF/Assoc. Director**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP
- ***Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")***

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 27 April 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE 1.doc

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
26.4.2004	Mayban Nominees (Tempatan) Sdn Bhd for Saleha binti M. Ramly	Exercise of options under Sime Darby Berhad's Employees' Share Option Scheme (ESOS)	10,000	4.90 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Form Version 2.0
General Announcement
Reference No MM-040505-42403

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Foong Yein Fun/Lin Shueh Fen**
* Designation	:	**Director/Associate Director, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP
- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 5 May 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE 1.doc

AmMerchant Bank Berhad (23742-V)
AmBank Group,
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
16.4.2004	Abdul Rahim bin Ismail	Exercise of options under SDB's Employees' Share Option Scheme (ESOS)	26,000	5.08 per Share
27.4.2004	Mohd Shukri bin Baharom	Exercise of options under SDB's ESOS	26,000	4.90 per Share
27.4.2004	Mohd Shukri bin Baharom	Exercise of options under SDB's ESOS	34,000	5.08 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.